Sub-Item 77M: Mergers

On December 21, 2016 the Motley Fool Independence Fund, the Motley Fool Great America Fund, and the Motley Fool Emerging Markets Fund (formerly, the Motley Fool Epic Voyage Fund) (the "Acquiring Funds"), each a series of The RBB Fund, Inc., acquired all of the assets and liabilities of the Motley Fool Independence Fund, the Motley Fool Great America Fund, and the Motley Fool Epic Voyage Fund (the "Acquired Funds"), which were registered open-end investment companies part of Motley Fool Funds Trust, transferring Investor Shares and Institutional Shares of the Acquired Funds into corresponding Investor Shares and Institutional Shares of the Acquiring Funds, pursuant to an agreement and plan of reorganization approved by the Board of Directors of The RBB Fund, Inc. on September 22, 2016 and approved by the shareholders of the Acquired Funds on December 21, 2016. The reorganization was accomplished by a tax-free exchange of shares.